SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 19, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on February 19, 2018.

City of Buenos Aires, February 19th, 2018

To

Bolsas y Mercados Argentinos S.A. (BYMA)

Re.: Sect. 62 Listing Rules MERVAL

Dear Sirs,

In compliance with the provisions set forth in Section 62 of the applicable rules and regulations, we furnish the following information in connection with the annual balance sheet for the year ended 31 December 2017:

		Figures expressed in thousand Argentine Pesos (AR $)

1)	Income for the year – Earnings[1]
	Ordinary – Earnings	9,388,772
	Special	0
	Total	9,388,772

2)	Shareholders’ Equity
	Capital Stock	669,663
	Stock issuance premium	12,704,215
	Shareholders’ Equity adjustments	4,511
	Legal Reserve	4,994,932
	Voluntary Reserve	15,368,454
	Unappropriated earnings	9,388,772
	Total Shareholders’ Equity	43,130,547

Proposal of earning distribution, profit capitalizations, capital currency adjustments and other matters, and creation of reserves:

The Board of Directors has decided to postpone said proposals till the meeting where the Annual Report Fiscal Year ended December 31st 2017 is considered.

In the chart below we provide information on the number of Class A and Class B shares:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Major Shareholders	10,261,879	212,457,626	222,719,505	33.26
Other	973,791	445,969,725	446,943,516	66.74
Total	11,235,670	658,427,351	669,663,021	100.00

None of the major shareholders own debt securities convertible into shares or any options to purchase shares of the company.

The major shareholders are Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who are domiciled at Sarmiento No. 447, 7th Floor and at Juana Manso No. 555, 6th Floor, respectively, both in the City of Buenos Aires.

Sincerely,

1As it is a company that does not present its financial statements under the International Financial Reporting Standards, it is not appropriate to present the "Other Comprehensive Income for the Year" and the separation of the Income "Attributable to the non-controlling interests".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 20, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer